September 30, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (301) 945-4301

Mr. Darryl M. Edelstein
Chief Financial Officer
Bresler & Reiner, Inc.
11140 Rockville Pike, Suite 620
Rockville, MD  20852

      Re:	Bresler & Reiner, Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-06201

Dear Mr. Edelstein:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-7

1. We note your presentation of "homebuilding and land development" and "cost of homebuilding and land development" as separate components of net cash provided by (used in) operating activities. Please tell us what these separate components represent and whether you include the purchase of land related to homebuilding operations as part of operating or investing activities in your statement of cash flows.

Note 7, Investments in and Advances to Joint Ventures, page F-17

2. We note that you account for your 85% ownership interest in 1925 K
Associates LLC using the equity method of accounting. Please tell us whether you consider this entity to be a VIE under FIN 46(R) and, if so, how you determined that you are not the primary beneficiary. If you determined that this entity is not a VIE, please tell us how you considered paragraph 5(c) in making this determination. In your response, please also describe the ownership structure of 1925 K, including the following:

a) The consideration paid by the unaffiliated investor for the remaining 15% ownership interest;

b) The managing member and the voting rights held by you and the other unaffiliated investor.

3. Please show us how you evaluated the significance of your investment in 1925 K Associates LLC in considering the reporting requirements of Rule 3-09 of Regulation S-X for each period.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Darryl M. Edelstein
Bresler & Reiner, Inc.
September 30, 2005
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